Exhibit (e)(1)(b)

DISTRIBUTION AGREEMENT
SCHEDULE A
List of Series
Amended as of March 19, 2006

AARP Funds

AARP Conservative Fund
AARP Moderate Fund
AARP Aggressive Fund
AARP Money Market Fund

AARP FUNDS		ALPS DISTRIBUTORS, INC.

By:	/s/ Larry C. Renfro	By:	/s/ Jeremy O. May
Name: Larry C. Renfro		Name: Jeremy O. May
Title: President		Title: Managing Director
Date: June 15, 2006		Date: June 23, 2006